UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004.

Commission File Number: 001-31221

Total number of pages: 4

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, dated December 22, 2004, regarding NTT DoCoMo, Inc.’s Reorganization of its M2M Business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: December 22, 2004	By:	/S/ WATARU KAGAWA
Wataru Kagawa Head of Investor Relations

For Immediate Release

NTT DoCoMo to Reorganize M2M Business

TOKYO, JAPAN, December 22, 2004 — NTT DoCoMo, Inc. announced today that it will liquidate DoCoMo Machine Com, Inc., a subsidiary providing machine-to-machine communications services and transfer some of its business elsewhere in the group.

Ahead of the liquidation, tentatively scheduled for June 2005, DoCoMo plans to take over the subsidiary’s on-line monitoring service for vending machines and transfer its location-based service to DoCoMo Systems, Inc. on January 31, 2005. This will enable DoCoMo to expand and enhance these services in response to growing demand.

The on-line monitoring service’s compatibility with large-scale solution systems will be enhanced, and the location-based service will be expanded by pursuing synergy with DoCoMo Systems’ existing services.

The move is not expected to significantly impact DoCoMo’s consolidated or non-consolidated results, or to affect DoCoMo’s consolidated or non-consolidated forecasts for the fiscal year ending March 31, 2005.

DoCoMo Machine Com was established in 2000.

For more information, please contact:

Masanori Goto or Tomoko Tsuda

International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company, serving more than 49 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode®, which provides e-mail and Internet access to over 42 million subscribers as the world’s most popular mobile internet service, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific and Europe. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

FOMA, and i-mode are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is available only to subscribers in Japan.